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SEC FILE NUMBER
001-34584
CUSIP NUMBER
41150R102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable

PART I — REGISTRANT INFORMATION

Harbor Diversified, Inc.

Full Name of Registrant

Harbor Biosciences, Inc.

Former Name if Applicable

W6390 Challenger Drive, Suite 203

Address of Principal Executive Office (Street and Number)

Appleton, WI 54914-9120

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (06-19)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. See Attachment A

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Ryan C. Wilkins, Esq.	949	725-4115
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

See Attachment A

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Attachment A

Harbor Diversified, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date June 12, 2020	By:	/s/ Christine R. Deister
	Its:	Chief Executive Officer and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.

One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.

Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).

ATTACHMENT A

EXPLANATORY NOTE:

This Form 12b-25: Notification of Late Filing (this “Form 12b-25”) is being filed by Harbor Diversified, Inc. (the “Company”) to seek an extension of the filing deadline for its Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (the “Annual Report”) pursuant to Rule 12b-25 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Question 135.13 of the Exchange Act Rules Compliance and Disclosure Interpretations.

Pursuant to a Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on April 29, 2020 (the “Current Report”), the Company disclosed that the due date for the filing of the Annual Report had been extended to June 15, 2020 (the “Prior Filing Deadline”). Pursuant to the filing of this Form 12b-25, the due date for the filing of the Annual Report is being further extended to June 30, 2020 (the “Extended Filing Deadline”).

Part III – Narrative

The Company hereby confirms that it is unable to file the Annual Report by the Prior Filing Deadline without unreasonable effort or expense for a number of reasons, including the following:

•

The Company has been following the recommendations of national, state and local health authorities to minimize COVID-19 exposure risk for its employees, including reduced access to its corporate offices and requiring non-essential employees to work remotely. Remote working conditions for the Company’s finance and accounting employees, as well as for the Company’s auditors and other service providers, has negatively impacted the timing of completion of the audit of the Company’s financial statements for the fiscal year ended December 31, 2019 (the “2019 Audit”). As a result, the Company will be unable to complete the 2019 Audit and the Annual Report by the Prior Filing Deadline.

•

The Company’s management team has been focused on analyzing and responding to the impacts of COVID-19 on its business, operations, and financial reporting, including the demand for its services, the impact on its relationships with key business partners, the availability of government assistance, and the impact on the Company’s industry and the economy more broadly. This focus has limited the ability of the management team to expend the time and resources necessary to complete the 2019 Audit and the Annual Report.

•

As disclosed in the Current Report, as of January 1, 2020, the Company no longer met the eligibility criteria under Rule 12h-3 of the Exchange Act to suspend its reporting obligations under Section 15(d) of the Exchange Act. As a result, the Company determined that it is required to file reports with the SEC pursuant to Section 15(d) of the Exchange Act. As the Company has only recently become subject to these filing requirements, there is significantly greater effort required to complete the 2019 Audit and prepare the Annual Report than if the Company had consistently been subject to the filing requirements. The impacts experienced as a result of COVID-19, as discussed above, only exacerbate these difficult dynamics and have prevented the Company from completing the 2019 Audit and the Annual Report by the Prior Filing Deadline.

Part IV – Other Information

(1)	See Form 12b-25.

(2)

The Company was not subject to the filing requirements of Section 13 or Section 15(d) of the Exchange Act during the preceding 12 months and has therefore not failed to timely file any required reports during that period.

(3)

The Company was not subject to the filing requirements of Section 13 or Section 15(d) of the Exchange Act with respect to the last fiscal year, and was therefore not required to file a Form 10-K for the last fiscal year. The change in results of operations from the fiscal year ended December 31, 2018 to the fiscal year ended December 31, 2019 will be disclosed in the Annual Report.